Exhibit 99.1
February 18, 2011

Board of Directors
SonomaWest Holdings, Inc.
2064 Highway 116 North
Sebastopol, California

Gentlemen:

I am pleased to inform you that Stapleton Acquisition Company (“SAC”), an entity owned by me and certain other members of the Stapleton family (collectively, the “Stapleton Group”), intends to commence a tender offer for all of the outstanding shares of common stock of SonomaWest Holdings, Inc. (the “Company”) not owned by the Stapleton Group at a purchase price of $8.90 per share in cash. This represents a premium of approximately 37% over the most recent closing price on February 14, 2011.

The tender offer will be conditioned upon, among other things, the tender of a majority of the shares of the Company not owned by the Stapleton Group (i.e., a “majority of the minority”) and ownership by SAC of at least 90% of the outstanding shares of the Company upon consummation of the offer.  We expect that any common stock not acquired in the offer will be acquired in a subsequent “short form” merger at the same price per share offered in the tender offer, and that the short form merger will be effected promptly following the consummation of the offer. In order to finance the transaction, SAC expects to receive funding from Wachovia Bank, a division of Wells Fargo Bank, N.A. (“Wachovia”), through Craig R. Stapleton.  The tender offer will be conditioned upon the receipt of funds from Wachovia.

We believe that SAC’s offer will represent a unique opportunity for the Company’s stockholders to realize the value of their shares at a significant premium to the Company’s current and recent stock price.  We believe that the opportunity for the Company’s stockholders to monetize the value of their shares in the offer will be particularly attractive in view of the extremely limited trading market that now exists for the shares.

SAC’s offer will have the support of Leeward Capital, L.P. and Leeward Investments, LLC (collectively, “Leeward”), the beneficial owners of approximately 14.4% of the outstanding shares of the Company’s common stock not owned by the Stapleton Group.  Leeward has agreed, subject to the commencement of the tender offer and certain other terms and conditions, to tender all of the shares of the Company’s common stock owned by it into the tender offer.

Please note that neither SAC nor any member of the Stapleton Group is presently interested in selling its shares of the Company nor in approving a sale of the Company’s assets.

We intend to commence our tender offer within 4 - 6 weeks. We expect that the Company’s board of directors will form a special committee consisting of independent directors to consider our proposal and to make a recommendation to the Company’s stockholders with respect to the offer as required by Rule 14e-2 under the Securities Exchange Act of 1934, as amended.  In addition, we expect that the special committee will, at its discretion, retain its own legal and financial advisors to assist in its review of the offer and the development of its recommendation.  We believe that, by proceeding with a tender offer, the Company’s stockholders will be able to receive payment for their shares earlier than would be the case if we sought to negotiate a merger agreement.

Very truly yours,

/s/ Craig R. Stapleton